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FOR IMMEDIATE RELEASE              Contact -  Guy T. Marcus
June 21, 1994                           Vice Pres.-Inv. Rel.
                                        (214) 978-2691


     SHELL LAUNCHES MASSIVE COILED-TUBING DRILLING PROGRAM
              -- HALLIBURTON DRILLING 68 WELLS --

DALLAS, Texas -- Shell Western Exploration and Production Inc. has launched an extensive coiled-tubing drilling program with Halliburton Energy Services for 68 injection wells in a California field. Based on the number of wells, the project is likely the world's largest single coiled-tubing drilling program to date.

With the first 12 wells already completed, Halliburton is now drilling about one well per day, saving considerable drilling and rig costs.

The wells are part of a 115-well project in Shell's McKittrick field near Bakersfield, California. The field has a complex system of steam distribution lines, production lines, power lines and pumping equipment which restrict the space required for conventional drilling methods.

According to Roy Romagno, Shell's drilling foreman on the project, the coiled-tubing technology makes it possible to operate in limited space, without a mast, rotary table and other equipment necessary for rotary drilling. Environmentally, he says, the lower-profile coiled-tubing operation also generates less noise and emissions and, because of hole size, there are less cuttings to dispose of.
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Halliburton has combined its coiled-tubing equipment and
expertise with its Dyna-drill mud motor technology to offer the coiled-tubing drilling service in the Shell field. In the operation, tubing is fed into the well by an arched injector. Drilling fluid is circulated down the coiled-tubing, turning the rotor in a Dyna-drill mud motor and activating the bit. Halliburton is also providing open-hole logging as part of the service package.

Gene Rutland, a global coiled-tubing advisor for Halliburton, says that this is likely the largest single coiled-tubing drilling project ever undertaken, especially for new wells. "It will account," according to Rutland, "for at least one-half of all the wells drilled this year using coiled-tubing."

The drilling program is expected to last three to four months.
The wells range in depth from 775-960 feet with a total footage of approximately 61,000.

Halliburton Energy Services, a Halliburton Company organization, is one of the world's largest suppliers of energy products and services. Now in its 75th year, the organization provides a broad range of services and products to the energy industry worldwide.

Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services, and property and casualty insurance services.

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